[redacted]

11007056

Received SEC

APR 2 9 2011

Washington, DC 20549

Act: 1934
Section: 16A
Rule:
Public Availability: 4/29/2011

DC

No Act
PE 4/27/11

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

April 29, 2011
Bank of America Corporation
and Affiliates ("BAC")
File No. 201010261542

Your letter dated April 27, 2011 requests the views of the Divisions of Corporation Finance and Investment Management as to the application of Section 30(h) of the Investment Company Act of 1940 ("Investment Company Act") to the extent that it would apply the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") to BAC, while a beneficial owner of more than ten percent of a class of preferred stock of a Fund (a "Ten Percent Owner"), in respect of purchases and sales by BAC of VRDPS in BAC's capacity as Liquidity Provider. Capitalized terms have the same meaning set forth in your letter.

You represent that the applicable dividend rate for the initial rate period for VRDPS to be issued by a Fund will be specified in the offering memorandum for the VRDPS. For each subsequent rate period, the applicable rate will be determined by the Remarketing Agent on each rate determination date as the lowest rate under then-existing market conditions that, in the Remarketing Agent's sole judgment, would result in the VRDPS on the first day of the next rate period having a market value equal to the liquidation preference of the VRDPS plus accumulated and unpaid dividends. Generally, the dividend rate will be reset weekly by the Remarketing Agent, and dividends on the VRDPS will be declared daily and paid monthly on the first business day of each month to VRDPS holders at the close of business on the day immediately preceding the dividend payment date.

The VRDP Purchase Agreement will provide that, during its term, BAC as Liquidity Provider will have an unconditional and irrevocable obligation (the "Purchase Obligation") to purchase outstanding VRDPS tendered to it following an Optional Tender or Mandatory Tender, or in the event of a Mandatory Purchase, at a price equal to the liquidation preference plus any accumulated and unpaid dividends (the "Purchase Price").

The VRDP Fee Agreement will provide that BAC as Liquidity Provider will make available to the Remarketing Agent those VRDPS held by it pursuant to the VRDP Purchase Agreement for sale at the Purchase Price through participation in each subsequent remarketing, and BAC is expected to do so to the extent it holds VRDPS from time to time.

The VRDP Fee Agreement will require a Fund to redeem at the Purchase Price VRDPS held continuously by BAC as Liquidity Provider pursuant to the Purchase Obligation for a Specified Period of at least six months, during which such purchased VRDPS cannot be successfully remarketed.

Section 30(h) of the Investment Company Act provides that:

> Every person who is directly or indirectly the beneficial owner of more than 10 per centum of any class of outstanding securities (other than short-term paper) of which a

registered closed-end company is the issuer or who is an officer, director, member of an advisory board, investment adviser, or affiliated person of an investment adviser of such a company shall in respect of his transactions in any securities of such company (other than short-term paper) be subject to the same duties and liabilities as those imposed by section 16 of the Securities Exchange Act of 1934 upon certain beneficial owners, directors, and officers in respect of their transactions in certain equity securities.

Section 16 of the Exchange Act was designed to prevent the unfair use of inside information by corporate insiders for their own investment purposes. Section 16(a) requires each officer, director and beneficial owner of greater than ten percent of any class of equity security registered pursuant to Section 12 of the Exchange Act to file a statement with the Commission disclosing the number of shares of all equity securities beneficially owned, as well as reports regarding changes in that ownership.

You represent that because BAC as a Liquidity Provider will engage in the specified transactions as contractually provided, at times that are established in advance by the VRDP Purchase Agreement and the VRDP Fee Agreement, these transactions will not provide BAC while a Ten Percent Owner the opportunity to engage in the speculative abuse that Section 16 and Section 30(h) were designed to deter. You further represent that the liquidity to be provided by BAC as a Liquidity Provider serves the same policy goal to promote liquidity for an otherwise illiquid market that was recognized by Congress in enacting Section 16(d) of the Exchange Act. Consequently, you represent that requiring Section 16(a) reporting would impose an unnecessary burden on BAC in respect of purchases and sales of VRDPS in BAC's capacity as Liquidity Provider.

Based on the facts and representations in your letter, the Division of Corporation Finance and the Division of Investment Management will not recommend enforcement action to the Commission against BAC with respect to Section 30(h) of the Investment Company Act to the extent that it would apply Exchange Act Section 16(a) reporting requirements to BAC in respect of the following transactions at the Purchase Price in BAC's capacity as Liquidity Provider:

- Purchases of VRDPS pursuant to the Purchase Obligation;
- Sales of VRDPS in subsequent remarketings; and
- Sales to the issuer Fund pursuant to the Fund's obligation under the VRDP Fee Agreement to redeem VRDPS that have been held continuously by BAC for the Specified Period.

This position is based on the facts described and the representations made in your letter. Any different facts or circumstances may require a different conclusion. This response expresses the Divisions' position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Anne Krauskopf
Senior Special Counsel
Office of Chief Counsel
Division of Corporation Finance

James M. Curtis
Branch Chief
Office of Chief Counsel
Division of Investment Management

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Mail Stop 4561

Donald R. Crawshaw
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

Re: Bank of America Corporation

Dear Mr. Crawshaw:

In regard to your letter of April 27, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

April 27, 2011

Anne M. Krauskopf, Esq.,
Senior Special Counsel,
Office of Chief Counsel,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Douglas J. Scheidt, Esq.,
Chief Counsel,
Office of Chief Counsel,
Division of Investment Management,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Re: Variable Rate Demand Preferred Securities
Issued by Closed-End Funds

Dear Ms. Krauskopf and Mr. Scheidt:

On behalf of Bank of America Corporation and its affiliates ("BAC"), we respectfully request that the Staff of the Division of Corporation Finance and the Staff of the Division of Investment Management, as applicable (together, the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief with regard to Section 30(h) of the Investment Company Act of 1940, as amended (the "1940 Act"), to the extent that it would apply the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to BAC while BAC is subject to Section 30(h) as a result of its owning more than 10% of a class of preferred stock of a closed-end fund (a "Fund") in respect of purchases and sales by BAC of variable rate demand preferred shares (or other securities with substantially the same features as those described below, whether or not using the same acronym) ("VRDPS") of the Fund in BAC's capacity as a "Liquidity Provider" (as defined below) for the VRDPS.[1]

I. Background

Beginning in 2008, capital market conditions led to systemic failures in the auctions for auction rate securities generally, including auction rate securities that were preferred securities issued by certain Funds ("ARS"). As a result of these failed auctions, many investors have been unable to sell their ARS or otherwise obtain liquidity for their holdings of ARS. Following the failures in the ARS markets, a number of financial industry participants entered into settlement agreements with federal and state governmental authorities to repurchase outstanding ARS sold to and/or held by certain of their current and former customers. Other financial industry participants that were not required to enter into such settlement agreements with respect to ARS made voluntary offers to purchase some or all of the ARS held by customers. In 2008, these financial industry participants and their affiliates, "Participating Firms,"[2] requested and received global exemptive or no-action relief from the Staff of the Commission, to facilitate the repurchases of the ARS and to protect the interests of investors by restoring liquidity to the ARS markets.[3]

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1 The purchases and sales of VRDPS by a Liquidity Provider for which relief is requested are purchases of VRDPS pursuant to the Purchase Obligation, and sales of VRDPS pursuant to the remarketing process for the VRDPS or in connection with the redemption of VRDPS by the Fund (in requesting relief in respect of redemptions of VRDPS by the Fund, BAC is not agreeing that a redemption involves a "sale" of VRDPS for purposes of Section 16). BAC does not request no action relief in respect of any other purchases and sales of VRDPS, including sales by the Liquidity Provider outside of the remarketing process, or purchases and sales by BAC that may be made in connection with market making activities in VRDPS.

2 Under the terms of the Global Exemptive Relief, a Participating Firm is a financial industry participant and any affiliate of such participant that pursuant to settlements or on a voluntary basis made offers to acquire ARS from customers and their affiliates.

3 Auction Rate Securities -- Global Exemptive Relief, SEC No-Action Letter (available September 22, 2008) (the "Global Exemptive Relief"). The Global Exemptive Relief provided, among other things, relief in respect of the reporting requirements of Participating Firms under Section 16 of the Exchange Act. In

BAC, through several of its affiliates, including Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and Banc of America Securities LLC (which recently merged with and into MLPF&S), repurchased ARS of certain Funds from its customers pursuant to the terms of settlements with certain federal and state governmental authorities and in connection with agreements to provide liquidity to certain holders of ARS. As a result, BAC is a significant holder of ARS of numerous Funds, and a holder of 10% or more of a class of preferred stock of a number of such Funds. As a Participating Firm, BAC relied on the Global Exemptive Relief prior to its expiration in respect of BAC on December 31, 2010.

Some of the Funds that have outstanding ARS have issued or are considering issuing VRDPS and using the proceeds of the offerings to retire their ARS in whole or in part.[4] Thus, successful offerings of VRDPS are in the best interests of holders of ARS in that such offerings will provide liquidity to such persons.

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particular, once a Participating Firm or its affiliate had filed a Form 3 in respect of ARS of an issuer, subsequent purchases and sales of ARS of the issuer at par (plus dividends, if any) were not required to be reported pursuant to Section 16(a). The Global Exemptive Relief stated that all other purchases and sales of ARS would be reported in accordance with Section 16(a). The September 22, 2008 letter provided that the relief provided thereby will terminate on the later of (i) December 31, 2010 and (ii) with respect to each Settling Firm, the completion of its obligations to purchase certain ARS pursuant to any applicable settlement agreements with federal or state governmental authorities. The Global Exemptive Relief expired in respect of BAC in accordance with its terms on December 31, 2010.

4 Section 18(c) of the 1940 Act provides, subject to certain exceptions, that "it shall be unlawful for any registered closed-end investment company to issue and sell any senior security . . . which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock". Accordingly, any Fund that issues preferred stock and does not effect a full redemption of its outstanding ARS would normally need to be satisfied that both the newly issued preferred stock and its outstanding ARS constitute one "class of senior security which is a stock".

Section 18(e) provides in part that "[t]he provisions of this Section 18 shall not apply to any senior securities issued or sold by any registered closed-end company . . . for the purpose of refunding through . . . redemption . . . any senior

II. Features of Variable Rate Demand Preferred Securities

The VRDPS will have a liquidation preference expected to be $100,000 per share. The VRDPS will receive a long-term preferred stock rating and a short-term debt rating and as with the ARS, the VRDPS will be issued in one or more separate series in order to facilitate the remarketing process, as described below. The VRDPS will be offered and sold together with an unconditional demand feature pursuant to a purchase obligation (the "Purchase Obligation") of a liquidity provider (a "Liquidity Provider"). The Purchase Obligation will be transferable only in connection with a transfer of VRDPS; it will not be separately transferable. The VRDPS will not be listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered securities association. In addition, the VRDPS will not be subject to Section 12(g) of the Exchange Act nor will a Fund that issues VRDPS have reporting obligations with respect thereto under Section 15(d) of the Exchange Act. The VRDPS are expected to be eligible money market fund investments under Rule 2a-7.

Contractual Arrangements Relating to VRDPS

I. <u>Statement of Preferences</u>. The terms and conditions of the VRDPS will be set forth in an appropriate document pursuant to the Fund's organizational documents (*e.g.*, Articles Supplementary, Certificate of Designation, Statement Establishing and Fixing Rights, etc.). Such document is referred to herein as the "Statement of Preferences".

II. <u>VRDP Purchase Agreement</u>. The Statement of Preferences will provide that so long as any VRDPS are outstanding, the Fund shall maintain a VRDP Purchase Agreement providing for a Purchase Obligation with a Liquidity Provider that satisfies specific ratings criteria, and in connection with an initial offering of VRDPS by a Fund, the Liquidity Provider and the tender and paying agent, as described below (a "Tender and Paying Agent"), will enter into a purchase agreement that will set out the Purchase Obligation of the Liquidity Provider to the holders of the VRDPS (the "VRDP Purchase Agreement"). Pursuant to the

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security". Thus, even if a Fund's VRDPS are considered to be a different "class of stock" than its outstanding ARS for purposes of Section 18(c), and even if the issuance of the VRDPS causes the Fund to exceed the leverage limitations of Section 18(a)(2) pending the redemption of the ARS, the Fund will not be in violation of Section 18 to the extent the proceeds of the issuance are used to redeem in full the outstanding ARS and the leverage ratio of the Fund after the redemption is within the limits of Section 18(a)(2).

Purchase Obligation, the Liquidity Provider will have an unconditional and irrevocable obligation during the term of the VRDP Purchase Agreement, to purchase outstanding VRDPS tendered to it pursuant to a final notice of purchase delivered by the Tender and Paying Agent to the Liquidity Provider following an optional or mandatory tender of VRDPS, as described below, or in the event of a mandatory purchase, as described below, pursuant to a notice delivered by the Fund (or the Tender and Paying Agent on behalf of the Fund) to the Liquidity Provider. The VRDP Purchase Agreement stipulates that the obligation of the Liquidity Provider to purchase VRDPS in accordance with the terms and conditions of such agreement is made for the benefit of the holders and beneficial owners from time to time of the VRDPS and shall be directly enforceable by such persons against the Liquidity Provider.

III. Tender and Paying Agent Agreement. The Fund will enter into a Tender and Paying Agent Agreement with the Tender and Paying Agent, who will typically serve as the Fund's tender agent, transfer agent and registrar, dividend disbursing agent, and paying agent and redemption price disbursing agent with respect to VRDPS.

IV. Remarketing Agreement. The Fund will enter into a Remarketing Agreement with the Fund's investment adviser (the "Fund Manager"), the remarketing agent, as described below (the "Remarketing Agent") and the Liquidity Provider, which will govern the engagement of the Remarketing Agent to remarket the VRDPS and the VRDPS remarketing process (the "Remarketing Agreement).

V. VRDP Fee Agreement. The Fund or the Fund Manager will enter into a fee agreement with the Liquidity Provider governing the fees payable to the Liquidity Provider, as well as the representations, warranties and covenants between the parties (the "VRDP Fee Agreement"). Under the VRDP Fee Agreement, the Fund (or the Fund Manager) will pay the Fund's Liquidity Provider a periodic fee equal to a percentage of the daily average aggregate liquidation preference of the outstanding VRDPS covered by the VRDP Purchase Agreement, in consideration of the Liquidity Provider's agreement to provide the Purchase Obligation under the VRDP Purchase Agreement, plus an additional fee for those VRDPS, if any, purchased and held by the Liquidity Providers pursuant to the VRDP Purchase Agreement (the "Liquidity Fees"). In addition, under the terms of the VRDP Fee Agreement, the Fund (or the Fund Manager) might be obligated to pay the Liquidity Provider additional fees prior to or upon the issuance of VRDPS (the "Structuring Fees") and/or a make-whole fee in connection with an optional redemption[5] by the Fund of VRDPS (the "Make-Whole Fee"). The Structuring Fees would be a one-time upfront fee at the time of the initial offer and sale of the VRDPS to compensate the Liquidity Provider for its involvement in the preparation for the offering of VRDPS, including any capital charges incurred by the Liquidity Provider for making a commitment to provide liquidity before the VRDPS are issued. The Make-Whole Fee would require the Fund (or the Fund Manager) to pay the Liquidity Provider a fee equal to the Liquidity Fees that would otherwise have been payable with respect to the redeemed VRDPS under the terms of the VRDP Fee Agreement. The VRDP Fee Agreement will also provide that the Fund will redeem any VRDPS acquired by the Liquidity Provider pursuant to the Purchase Obligation and held for more than the Specified Period (as defined below).

Of the above, the holders of VRDPS are direct beneficiaries of I, named third-party beneficiaries of II, and have no rights with respect to III-V.

Offering and Remarketing

The VRDPS would be offered by a Fund, and the Purchase Obligation would be offered by a liquidity provider (such as Bank of America, N.A. ("BANA") or another affiliate of BAC) , in transactions that do not involve a public offering and are therefore exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). Such offerings may be made by the Fund by way of a direct private placement in reliance on Section 4(2) of the Securities Act through a placement agent or VRDPS may be sold by a Fund to an initial purchaser in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, and such

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5 VRDPS may be redeemed at any time, at the option of the Fund (in whole or from time to time, in part), at the redemption price of $100,000 plus an amount equal to accumulated but unpaid dividends, except that VRDPS may not be redeemed in part: if, after such partial redemption, fewer than 50 shares remain outstanding; during the initial rate period; or during a special rate period designated pursuant to the Statement of Preferences. A Make-Whole Fee would be payable only in respect of voluntary redemptions by the Fund – thus such a fee would not be payable in the event of a redemption by the Fund of VRDPS required by the Fund's agreements with the Liquidity Provider relating to the VRDPS. In particular, no Make-Whole Fee would be required in respect of VRDPS acquired by a Liquidity Provider pursuant to the VRDP Purchase Agreement and held by the Liquidity Provider for the Specified Period as discussed under "Mandatory Purchase" below.

initial purchaser would then re-offer and sell the VRDPS to "qualified institutional buyers" in reliance on the exemption from registration provided by Rule 144A under the Securities Act. The placement agent or initial purchaser may be a broker-dealer such as MLPF&S and may also be an affiliate of the Fund. As a result, there will not be a public offering of the VRDPS. It is anticipated that some secondary market transactions might occur through broker-dealers such as MLPF&S or otherwise. BAC is not requesting relief in respect of purchases and sales of VRDPS in respect of such market making transactions.

In connection with each remarketing of the VRDPS, both the Fund and the Liquidity Provider will rely upon an available exemption from the registration requirements of the Securities Act. The Fund or the Remarketing Agent will deliver an offering memorandum describing the VRDPS and the Purchase Obligation to any purchasers of VRDPS, whether in an initial placement or a remarketing.[6] VRDPS may only be offered and sold in their initial placement and in subsequent remarketings to qualified institutional buyers. A Fund will not file "shelf" registration statements with the Commission to permit sales of VRDPS to other types of investors, nor will the VRDPS be listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered securities association.

Remarketing Procedures – Optional and Mandatory Tenders

Remarketing is expected to be the primary means by which VRDPS may be bought or sold, and a broker-dealer such as MLPF&S will serve as Remarketing Agent for the VRDPS.[7] Pursuant to the VRDP Purchase Agreement, holders of VRDPS will have the option to tender (an "Optional Tender") their VRDPS for remarketing on any day upon a certain number of days' notice, typically not less than seven calendar days'

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6 Under a no-action letter issued to Eaton Vance Management, SEC No-Action Letter (available Jun. 13, 2008) (the "Eaton Vance Letter"), the purchase by BANA of VRDPS in the case of a failed remarketing will not be considered a "tender offer" for purposes of Sections 13(e), 14(d) and 14(e) of the Exchange Act, and Rule 13e-4 and Regulations 14D and 14E under the Exchange Act. Pursuant to the Eaton Vance Letter, an offering memorandum will be delivered to the buyers on each remarketing date that will describe the operation of the liquidity event feature and explain in detail how a failed remarketing will impact the dividend rate.

7 The Remarketing Agent will not be an affiliate of the Funds for purposes of the Securities Act.

notice (each, a "Purchase Date") after delivery of a notice of tender to the Tender and Paying Agent, at a price equal to the liquidation preference thereof plus any accumulated and unpaid dividends thereon (the "Purchase Price"). The Remarketing Agent will use at least commercially reasonable efforts to remarket any VRDPS so tendered. In the event no remarketing occurs on or before the relevant Purchase Date, or VRDPS remain unsold pursuant to an attempted remarketing, the Tender and Paying Agent will deliver all unsold VRDPS that have been delivered to the Tender and Paying Agent to the Liquidity Provider for purchase on such Purchase Date pursuant to the VRDP Purchase Agreement.

The VRDP Purchase Agreement also provides that the VRDPS will be subject to mandatory tender at the Purchase Price and potentially for remarketing by the Remarketing Agent at the Purchase Price in the following circumstances (a "Mandatory Tender"): in the event the issuer of the VRDPS fails to make a scheduled payment of dividends or fees payable to the Liquidity Provider (subject to the Liquidity Provider's consent to the classification of such non-payment of fees as a mandatory tender event) or breaches a leverage ratio that was agreed upon with the Liquidity Provider and does not cure the breach within a specified period; certain changes to the credit rating of the Liquidity Provider; in connection with certain extraordinary corporate events relating to the Liquidity Provider; a change of Liquidity Provider; or the proposal by the Fund of a special rate period which would involve an increase in the number of days prior to a Purchase Date in the event of an optional tender.

Mandatory Purchase

The VRDP Purchase Agreement will provide that all outstanding VRDPS will be subject to mandatory purchase (a "Mandatory Purchase") by the Liquidity Provider at the Purchase Price in the event of termination of the Purchase Obligation in situations where the Fund has not obtained an extension of the Purchase Obligation or obtained an alternate Liquidity Provider prior to such termination. In the event of a Mandatory Purchase, all outstanding VRDPS will automatically be purchased by the Liquidity Provider at the Purchase Price, including any VRDPS tendered pursuant to an Optional Tender or Mandatory Tender for which the Purchase Date has not yet occurred. In addition, the VRDP Fee Agreement will require the Fund to redeem VRDPS held by the Liquidity Provider pursuant to the Purchase Obligation and held by the Liquidity Provider continuously for a specified period (the "Specified Period"), during which such purchased VRDPS cannot be successfully remarketed. Any such redemption would be at the Purchase Price. The Specified Period is expected to be no less than the minimum period in order for the Fund to be satisfied that the VRDPS will be characterized as "equity" for Federal income tax purposes.[8]

Dividends and Rate Periods

The applicable rate for the initial rate period for VRDPS will be specified in the offering memorandum for such securities. For each subsequent rate period, the applicable rate will be determined by the Remarketing Agent on each rate determination date as the lowest rate under then-existing market conditions that in the Remarketing Agent's sole judgment would result in the VRDPS on the first day of the rate period immediately following the rate determination date having a market value equal to the liquidation preference of the VRDPS plus accumulated and unpaid dividends thereon. Generally, the dividend rate will be reset weekly by the Remarketing Agent and dividends on the VRDPS will be declared daily and paid monthly on the first business day of each month to holders thereof at the close of business on the day immediately preceding such dividend payment date.

VRDPS in any remarketing will be subject to a maximum dividend rate (the "Maximum Rate"), which will be a specified reference interest rate (*e.g.*, the greater of (a) the SIFMA Municipal Swap Index or (b) the LIBOR Rate) plus a specified number of basis points. The specified number of basis points may vary depending on the ratings of the VRDPS. Accordingly, the Maximum Rate will automatically adjust over time with movements in the reference interest rate. In the event one of several failed remarketing conditions occurs (if the Liquidity Provider acquires and continues to be the beneficial holder of any VRDPS, or if the Liquidity Provider fails to purchase VRDPS on any Purchase Date), the applicable rate on the VRDPS will be the Maximum Rate. Following a failed remarketing and in the event of continual failed remarketings, the specified number of basis points of the Maximum Rate is expected to increase periodically (but subject to the quantitative limits specified in the Maximum Rate), until all unpurchased VRDPS have been successfully remarketed.

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8 A major Fund group recently announced that a Fund advised by it had received a private letter ruling from the Internal Revenue Service ("IRS") providing assurances that, although IRS Notice 2008-55 (administrative guidance that clarified the treatment of VRDPS as equity for income tax purposes) expired at the end of last year, the IRS would follow its conclusions in the case of similar issuances. Please note that IRS Notice 2008-55 required, among other things, a Specified Period of at least six months.

Voting Rights and Preferences of VRDPS

Under the Statement of Preferences, each VRDPS will have one vote on matters that VRDPS can be voted and, except as otherwise provided by law, will have equal voting rights with holders of common shares and any other preferred shares. Generally, VRDPS holders will vote together with holders of common shares and any preferred shares as a single class. However, in accordance with the 1940 Act, the VRDPS (and any other preferred shares of a Fund, including ARS) will be entitled to elect two of a Fund's trustees/directors at all times voting as a single separate class from a Fund's common shares. The remaining trustees/directors will be elected by holders of common shares and preferred shares, including VRDPS and ARS, voting together as a single class. In accordance with the 1940 Act, if at any time dividends (whether or not earned or declared) on outstanding preferred shares of a Fund, including VRDPS and ARS, are due and unpaid in an amount equal to two full years of dividends, and sufficient cash or specified securities have not been set aside for the payment of such dividends, then preferred shareholders, including VRDPS holders and ARS holders, voting separately as a class, will be entitled to elect a majority of the trustees/directors of a Fund. If a Fund thereafter pays, or declares and sets apart for payment, in full, all dividends payable on all outstanding preferred shares, including VRDPS and ARS, the right of preferred shareholders to elect a majority of the trustees/directors will cease, and the terms of office of the additional trustees/director selected by the holders of preferred shares will automatically terminate.

Under the terms of the VRDPS, as long as a Fund has any VRDPS outstanding, typically the Fund may not, without the affirmative vote of the holders of at least a majority of the VRDPS and any other senior securities that are stock that are outstanding at the time, voting together as a separate class:

1. authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares ranking prior to the VRDPS with respect to payment of dividends or the distribution of assets on liquidation;

2. amend, alter or repeal the provisions of a Fund's charter, by merger, consolidation or otherwise, so as to materially and adversely affect any preference, right or power of the VRDPS or holders of VRDPS; and

3. approve any reorganization (as such term is used in the 1940 Act) materially and adversely affecting the VRDPS.

The consent of the Liquidity Provider would also be required for any of Items 1, 2 or 3.

So long as a Fund has any VRDPS outstanding, the Fund will typically be restricted, without the affirmative vote or consent of the holders of the VRDPS, from filing a voluntary application for relief under Federal bankruptcy law or any similar application under state law for so long as such Fund is solvent and does not foresee becoming insolvent. In addition, the approval of any merger, consolidation, sale of all or substantially all of a Fund's assets or the conversion of a Fund from a closed-end investment company to an open-end investment company will typically be restricted or require a vote of the common and preferred shareholders.

The VRDPS of each series will rank on parity with any other series of VRDPS and any other series of preferred shares of a Fund, including ARS, as to the payment of dividends and the distribution of assets upon liquidation. While the VRDPS are outstanding and a dividend has not been paid on the VRDPS, a Fund generally may not declare, pay or set apart for payment any dividend or other distribution in respect of its common shares. In addition, a Fund generally will not declare, pay or set apart for payment any dividend on any class or series of shares of such Fund, ranking, as to the payment of dividends, on a parity with the VRDPS, unless such Fund has declared and paid or contemporaneously declares and pays full cumulative dividends on each series of the VRDPS through its most recent dividend payment date.

If a Fund that has issued VRDPS is liquidated, the holders of any series of outstanding VRDPS will receive the liquidation preference per share on such series, plus all accumulated but unpaid dividends, plus any applicable additional dividends payable to holders of VRDPS, as provided for in any agreement governing the rights of VRDPS, before any payment is made to the common shareholders. The holders of VRDPS will be entitled to receive these amounts from the assets of the Fund available for distribution to its shareholders. In addition, the rights of holders of VRDPS to receive these amounts are subject to the rights of holders of any series or class of shares, including other series of preferred shares, such as the ARS, ranking on parity with the VRDPS with respect to the distribution of assets upon liquidation of the Fund. After the payment to the holders of VRDPS of the full preferential amounts as described, the holders of VRDPS will have no right or claim to any of the remaining assets of a Fund.

A Fund that has issued VRDPS is typically required to maintain asset coverage amounts. If the Fund fails to maintain the asset coverage amounts and does not timely cure such failure in accordance with the requirements of the rating agency that rates the VRDPS, the Fund will be required to redeem all or a portion of its VRDPS. In addition, pursuant to the terms of the VRDPS, a Fund will be required to redeem VRDPS if it fails to satisfy the asset coverage requirements of Section 18 of the 1940 Act. These mandatory redemptions will take place on a date that the trustees/directors specify out of legally available funds at a redemption price equal to the liquidation preference per share plus accumulated but unpaid dividends (whether or not earned or declared) to the date fixed for redemption. The mandatory redemption may be limited to the number of preferred shares necessary to restore the asset coverage required by the terms of the VRDPS. In the event of a partial redemption of VRDPS and shares of other series or classes of preferred stock of a Fund, including ARS, to be redeemed will be determined by lot, on a pro rata basis, or in another nondiscriminatory manner as required by Rule 23c-2 under the 1940 Act. A Fund that has issued VRDPS, at its option, will be able to redeem the shares of any series of VRDPS, in whole or in part, out of funds legally available therefor. Any optional redemption will be at a redemption price equal to the liquidation preference per share of the VRDPS, plus accumulated but unpaid dividends to the date fixed for redemption. No shares of a series of VRDPS may be redeemed if the redemption would cause a Fund to violate the terms of a Fund's charter, the 1940 Act or applicable law. The Funds may redeem the VRDPS for any reason.

Purchase Obligation

After a current holder has decided to sell its VRDPS, the Remarketing Agent will attempt to successfully remarket any such VRDPS (at a price equal to their liquidation preference plus accumulated and unpaid dividends) before the purchase has settled. If the remarketing is unsuccessful, the Liquidity Provider will be required to purchase such unsuccessfully remarketed shares tendered to it pursuant to an Optional or Mandatory Tender, or in the event the VRDPS are subject to Mandatory Purchase, as described above. Therefore, the VRDP Purchase Agreement will provide continuing liquidity to holders of VRDPS.

The VRDP Fee Agreement will provide that the Liquidity Provider shall make available to the Remarketing Agent those VRDPS held by it pursuant to the VRDP Purchase Agreement for sale at the rate set by the Remarketing Agent through participation in each subsequent remarketing, and it is expected to do so to the extent it holds VRDPS from time to time. However, the VRDP Fee Agreement will expressly reserve the right of the Liquidity Provider to make sales of VRDPS held by it otherwise than through the Remarketing Agent. BAC does not believe that such sales by the Liquidity Provider of VRDPS outside the remarketing process are likely to occur (except in the case of redemptions of VRDPS by the Fund), and does not request no action relief in respect of any such sales. The Fund will be obligated pursuant to VRDP Fee Agreement to repurchase at the stated liquidation preference (plus accumulated but unpaid dividends) VRDPS purchased by the Liquidity Provider that were continuously held by the Liquidity Provider for the Specified Period on a first-in, first-out basis. The Liquidity Provider would be required to sell any such VRDPS to the Fund within a predetermined time period after the end of such holding period, typically within three business days of the expiration of the Specified Period.

Each VRDP Purchase Agreement is expected to have an initial term of one to two years, and it will be renewable by mutual consent of the Fund, the Liquidity Provider and the Tender and Paying Agent for additional periods of time. At the time of the renewal, the Fund may contract with a different Liquidity Provider and the rates of compensation may change in light of market conditions at the time of the renewal, whether or not the renewal is effected with a different Liquidity Provider. However, the basis of compensation of the Liquidity Provider is not expected to change. In the event that the VRDP Purchase Agreement will not be renewed or will be terminated,[9] the terms of the VRDPS will require a Mandatory Purchase by the Liquidity Provider of all of the outstanding VRDPS on or prior to the date of the expiration or termination of the VRDP Purchase Agreement at a price equal to the Purchase Price. As a result, VRDPS holders will always have the opportunity to sell their VRDPS pursuant to the VRDP Purchase Agreement, if necessary, subsequent to the receipt of notice of a change in or termination of the VRDP Purchase Agreement. The Liquidity Provider will be obligated to adhere to the Mandatory Purchase even in the event the Fund is in default or has not otherwise performed obligations to the Liquidity Provider, including, without limitation, the failure to pay fees owed to the Liquidity Provider, and/or the failure to honor the exercise by the Liquidity Provider of its right to sell VRDPS to the Fund pursuant to the VRDP Purchase Agreement.

All purchases and sales of the VRDPS by BAC as Liquidity Provider will be made in compliance with the registration requirements of the Securities Act or in reliance on an available exemption from such requirements. We note that BAC would be required to comply with its reporting obligations as a holder of VRDPS under Section 13(d) and (g) of the Exchange Act and the rules thereunder, to the extent required as a result of the operation of the VRDP Purchase Agreement.

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9 The VRDP Purchase Agreement will terminate: (i) in the event that the Liquidity Provider becomes a related party of the Fund, under Section 267(b) or Section 707(b) of the Internal Revenue Code, other than through the acquisition of VRDPS pursuant to the terms of the VRDP Purchase Agreement, and (ii) upon instruction by the Fund, if the Liquidity Provider has failed to maintain, at any time, short-term debt ratings in one of the two highest ratings categories or such other short-term debt ratings as may be required for the VRDPS to satisfy the eligibility criteria under Rule 2a-7 under the 1940 Act.

III. Legal Analysis

BAC requests no-action relief with regard to Section 30(h) of the 1940 Act, to the extent that it would apply the reporting requirements under Section 16(a) to BAC while it is subject to Section 30(h) as a result of it owning more than ten percent of any class of preferred securities of a Fund in respect of purchases and sales by BAC in BAC's capacity as the Liquidity Provider for VRDPS issued by the Fund.

Section 30(h) of the 1940 Act mandates that every person who is the beneficial owner of more than ten percent of any class of outstanding securities of which a registered closed-end company is the issuer shall be subject to the same duties and liabilities as are imposed by Section 16 of the Exchange Act. Similarly, Rule 30h-1(b) under the 1940 Act provides that the rules under Section 16 of the Exchange Act apply to any "duty, liability, or prohibition imposed with respect to a transaction involving any security of a registered closed-end company under Section 30(h) of the [1940 Act]." Section 16(a) requires certain insiders of an issuer to file reports with the Commission on Forms 3, 4 and 5.

Absent the requested relief, BAC as a Liquidity Provider may become subject to the reporting requirements of Section 30(h) of the 1940 Act. Specifically, the Liquidity Providers may be required to purchase VRDPS under one or more VRDP Purchase Agreements as described above, causing them to beneficially own more than 10 percent of VRDPS constituting a class of outstanding securities. The exemption from beneficial ownership provided by Rule 16a-1(a)(1) may not apply to the Liquidity Providers because one or more of such Liquidity Providers may be entities other than those that Rule 16a-1(a)(1)(i)-(xi) enumerates as being exempt and because it is anticipated the VRDPS will be held in accounts other than "for the benefit of third parties or in customer or fiduciary accounts" as that Rule requires.[10]

We believe that the granting of the requested relief with regard to Section 30(h) of the 1940 Act, to the extent that it would apply the reporting requirements under Section 16(a) of the Exchange Act to BAC, is appropriate because, (a) requiring such reporting would impose an unreasonable and unproductive burden on BAC as Liquidity Provider of numerous purchases (pursuant to the Purchase Obligation) and sales (pursuant to the remarketing process) by the Liquidity Provider at the Purchase Price, (b) there is no opportunity for a Liquidity Provider to engage in speculative abuse of the sort

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10 Preferred securities acquired by BAC pursuant to regulatory settlements, offers of liquidity to holders of ARS, and purchases as Liquidity Provider would be held for the firm's own account rather than in customer or fiduciary accounts.

that Section 16 and Section 30(h) were designed to deter, and (c) the liquidity provided by a Liquidity Provider serves the same policy goals as those recognized by Congress in enacting the exemption from Section 16(b) liability provided by Section 16(d) and by the Staff in its no-action letters to Prudential-Bache Securities, Inc.[11]

Section 16(a) Reporting Would Impose an Unreasonable Burden

Section 16(a) requires certain insiders of an issuer to file reports with the Commission on Forms 3, 4 and 5. Requiring such reporting of the VRDPS trades by BAC as the Liquidity Provider would impose an unreasonable and unproductive burden on BAC. As described above, the Liquidity Providers will be required to purchase VRDPS in connection with any failed remarketing and will be required to submit to the Remarketing Agent for sale any VRDPS so acquired on each subsequent remarketing date. If required to report these transactions under Section 16(a), the Liquidity Providers would be obligated to file a Form 4 for each purchase, with respect to each Fund within two business days after each trade date. The result would be a nearly continuous reporting obligation with respect to each separate Fund covered by the Liquidity Provider. The Commission has stated in the analogous situation of whether market makers should be required to report transactions under Section 16(a), that although the statute does not provide an express exemption from section 16(a) for market makers, "[t]here appears to be little utility in requiring market maker reports where positions change constantly and the burden would be overwhelming."[12]

Furthermore, because VRDPS have been designed to trade at the same price (*i.e.*, liquidation preference plus accumulated but unpaid dividends), and because, as discussed below, there would be no potential for speculative abuse, there is no benefit to the public of requiring the Liquidity Providers to file Forms 4 on each Fund that they support.

Liquidity Providers Have No Opportunity to Engage in Speculative Abuse that Section 30(h) and Section 16 Seek to Prevent

As described above, the Liquidity Providers may engage in purchasing VRDPS pursuant to the VRDP Purchase Agreement; selling VRDPS so acquired in

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11 Prudential-Bache Securities, Inc., SEC No-Action Letter, 1985 WL 55643 (Dec. 2, 1985)

12 Securities Exchange Act Release No. 26333, Ownership Reports and Trading by Officers, Directors and Principal Stockholders, [1988-1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,343, at 89,623 (Dec. 2, 1988)

subsequent remarketings as provided by the VRDP Purchase Agreement;[13] and having VRDPS redeemed by the Fund pursuant to the VRDP Fee Agreement if such shares have been continuously held by the Liquidity Provider for the Specified Period. While MLPF&S may engage in secondary market transactions in VRDPS from time to time, BAC is not requesting relief in respect of purchases and sales of VRDPS in market-making transactions. Furthermore, the Liquidity Providers will have no opportunity to make use of confidential corporate information, as they will be obligated to purchase VRDPS at times and prices outside of their control pursuant to the terms of the VRDP Purchase Agreement. Because of the pricing on VRDPS, it is not possible for the Liquidity Providers' trades to generate short-swing "profits" based on fluctuations in the market price of the VRDPS. All purchases of VRDPS under the VRDP Purchase Agreement will occur at the Purchase Price, any purchases or sales at remarketings will occur at the Purchase Price and any sales of VRDPS by the Liquidity Provider to the Fund will occur at the Purchase Price, so the only possible difference in the purchase price and the sale price for any of the transactions for which relief is requested is the amount of these dividends. The only other amounts that the Liquidity Providers will earn as a result of these transactions are the fees specified in the VRDP Fee Agreement.

We also believe that neither the dividend amounts nor the fees to be paid to the Liquidity Providers under the VRDP Purchase Agreement constitute "profits" within the meaning of Section 16(b). Dividends have been considered by the courts and, where payment is a matter of public knowledge and is not the result of manipulation, have been held not to constitute "profits" under Section 16(b).[14] As discussed above, the fees to be paid by the Fund to the Liquidity Providers, including the Liquidity Fees, the Structuring Fees, and the Make-Whole Fee, will be set forth in the VRDP Purchase

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13 As noted in II, under "Purchase Obligation", the Liquidity Provider is expected to make available to the Remarketing Agent those VRDPS held by it pursuant to the VRDP Purchase Agreement for sale at the rate set by the Remarketing Agent through participation in each subsequent remarketing. However, the VRDP Fee Agreement will expressly reserve the right of the Liquidity Provider to make sales of VRDPS held by it otherwise than through the Remarketing Agent. BAC does not believe that such sales by the Liquidity Provider of VRDPS outside the remarketing process (except in the case of redemptions of VRDPS by the Fund) are likely to occur, and does not request no action relief in respect of any such sales.

14 *See, e.g.*, *Steel Partners II, L.P.* v. *Bell Indus., Inc.*, 315 F.3d 120, 126 (2d Cir. 2002).

Agreement. Such fees will be negotiated in each VRDP Fee Agreement and thus may vary, but will be based on the term of the particular VRDP Purchase Agreement, and the quantity of VRDPS that may be acquired and held by the Liquidity Provider, as compensation for the credit costs and market risk borne by the Liquidity Providers.

Therefore, none of these fees is open to the sort of speculative abuse that Section 30(h) seeks to prevent, because the fees do not rise or fall based on market prices and are thus not open to manipulation based on inside information. Since the fees are based on the liquidation preference of the VRDPS, they simply do not provide the "opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the VRDPS within the meaning of Rule 16a-1(a)(2)(i) under the Exchange Act. Therefore, we believe that these fees should not be deemed "profits" under Section 30(h). In analogous situations, courts have excluded from the calculation of profits amounts not directly paid as consideration for the "purchases" and "sales" at issue. For example, the Second Circuit has held that amounts paid for a standstill agreement related to a sale of stock were not part of the sale price and should not be included in the calculation of short-swing profits.[15] The present facts are analogous because the fees due under the VRDP Fee Agreement are properly attributable to the obligations undertaken under the VRDP Purchase Agreement, rather than resulting from any "purchase" or "sale," and for that reason, are not properly considered Section 16(b) "profits."

Liquidity Providers are Analogous to Market Makers

Finally, we note that Congress exempted certain market-makers from Section 16(b) by enacting Section 16(d), thereby encouraging those market-makers to increase the liquidity of otherwise illiquid markets without being constrained to hold positions of 10% or less of any registered class of securities. In a no-action request, Prudential-Bache asserted that a similar exemption from the reporting requirements of Section 16(a) would be in accord with the policy behind the Section 16(b) exemption. The Staff granted the requested relief and stated that purchases and sales effected by broker-dealers in the ordinary course of market making are not required to be reported pursuant to Section 16(a).[16] Providing the requested relief to the Liquidity Providers would be analogous to, and serve the same purpose as, that underlying the Staff's no-action relief in Prudential-Bache and that granted by Section 16(d) of the Exchange Act.

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15 *Mayer* v. *Chesapeake Ins. Co., Ltd.*, 877 F.2d 1154, 1163-64 (2d Cir. 1989), cert. denied, 493 U.S. 1021 (1990).

16 Prudential-Bache Securities, Inc., SEC No-Action Letter, 1985 WL 55643 (Dec. 2, 1985)

Here, in the event of a failed remarketing, the Liquidity Providers will be obligated to purchase VRDPS not sold in the remarketing, and will be obligated to submit all VRDPS so purchased to the Remarketing Agent for sale at subsequent remarketings, thereby providing a source of liquidity for other market participants at that time. As with market makers in the case of Prudential-Bache, the Liquidity Providers are serving the same vital function of providing liquidity at a time when the market is otherwise illiquid and therefore should not be subject to Section 16(a) reporting obligations for their purchases and sales.

Relief Previously Provided by the BlackRock Letter is Too Limited

The Staff has provided no-action relief for Section 16 reporting requirements to Liquidity Providers that become subject to Section 30(h) as a result of purchasing more than ten percent of a class of securities similar to VRDPS pursuant to one or more VRDP Purchase Agreements in BlackRock Advisors, LLC, SEC No-Action Letter (available November 4, 2008) ("BlackRock").[17] Under BlackRock, the Staff provided relief from Section 16(a) filing requirements to Liquidity Providers of VRDPS in respect of: (i) purchases by the Liquidity Provider of VRDPS in "[failed] remarketings," (ii) sales of VRDPS by the Liquidity Provider in subsequent remarketings, and (iii) sales to a Fund of VRDPS that have been held by the Liquidity Provider for at least six months. In all cases, the relief covers transactions effected pursuant to the VRDP Purchase Agreement between the closed-end fund issuer of the VRDPS and the Liquidity Provider at prices equal to the liquidation preference (plus accrued dividends, if any) of the VRDPS.

The relief provided by BlackRock applies on its face only to "Ten Percent Owner Liquidity Providers," which BlackRock defines as "Liquidity Providers that become more than 10% beneficial owners of [VRDPS] solely as a result of purchases under VRDP Purchase Agreements." BlackRock does not on its face cover entities that are 10% beneficial owners of a class of a Fund's equity securities for other reasons, such as acquisitions of ARS of the Fund pursuant to regulatory settlements, agreements to provide liquidity to certain holders of ARS or market making transactions in preferred securities, or partly because of such acquisitions and market making and partly (rather than "solely") because of purchases under VRDP Purchase Agreements. Therefore, it is unclear whether the relief provided under BlackRock would apply to Liquidity Providers that are or become greater than 10% beneficial owners of a Fund's preferred securities for reasons in addition to purchases under VRDP Purchase Agreements. BAC respectfully

[17] The variable rate demand preferred securities in BlackRock were called Liquidity Enhanced Adjustable Rate Securities ("LEARS").

submits that it would be in the best interests of investors for BAC to be able to act as the Liquidity Provider for issuances of VRDPS by a Fund regardless of whether it is, or how it became, a greater than 10% beneficial owner of preferred securities of the Fund.

Relief Should be Available to BAC as a Liquidity Provider Regardless of How it Becomes a 10% Beneficial Owner

Since BAC, while BANA (or another affiliate of BANA) is serving as the Liquidity Provider for VRDPS of a Fund may be or may become a beneficial owner of more than 10% of a Fund's outstanding preferred securities because of a combination of acquisitions of VRDPS by BANA (or another affiliate of BAC) pursuant to VRDP Purchase Agreements, because of market making transactions, or because pursuant to regulatory settlements or on a voluntary basis it has made offers to acquire ARS from customers and their affiliates or otherwise agreed to provide liquidity to certain holders of ARS, we request that the Commission Staff grant BAC no-action relief with regard to Section 30(h) of the 1940 Act, to the extent that it would apply the reporting requirements under Section 16(a) of the Exchange Act as a result of BAC owning more than 10 percent of a class of preferred stock of a Fund, in respect of purchases and sales by BAC of VRDPS issued by the Fund in BAC's capacity as Liquidity Provider; provided, that no-action relief is not requested for any sales of VRDPS that may be made by BAC as Liquidity Provider outside the remarketing process (except in the case of redemptions of VRDPS by the Fund). In this regard, we do not believe that the status of BAC as an entity that has offered to provide liquidity to certain holders of ARS, or as a market maker, is relevant to the analysis; neither BAC nor the market should be "penalized" or otherwise disadvantaged because BAC has complied with settlement agreements, offered to provide liquidity to certain holders of ARS, or served as a market maker for preferred securities.

BAC does not believe that it is in the best interests of investors for concerns about Section 16 to preclude BANA or any other affiliate of BAC, from acting as a Liquidity Provider for any Fund in which it owns ARS.[18] As under the Global Exemptive Relief, BANA (or any other affiliate of BAC), as Liquidity Provider for VRDPS, would be helping Funds provide liquidity to holders of ARS at a time when the auction rate security market is otherwise illiquid, by using the proceeds of the issuances of VRDPS to finance the redemption of outstanding ARS. As noted above, successful

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18 BAC notes that it may become a 10% holder of preferred securities of any Fund that has outstanding ARS as a result of acting as the Liquidity Provider for VRDPS, and therefore asks that the requested relief not be limited to any specified list of Funds.

offerings by Funds of VRDPS will permit the Funds to refinance all or a portion of their outstanding ARS, which would benefit the holders of ARS by providing them liquidity. We respectfully suggest that providing the requested relief would facilitate offerings of VRDPS, and thus liquidity for holders of ARS, by facilitating the ability of BAC to serve as the Liquidity Provider.

Based on the foregoing, we respectfully request that the Staff provide no-action relief to BAC in serving as the Liquidity Provider for VRDPS to the extent BAC is or becomes a 10% holder of preferred securities in any Fund with outstanding preferred securities, because of acquisitions in addition to or separate from acquisitions pursuant to VRDP Purchase Agreements.

If the Staff has any questions or comments concerning this request, please communicate them to the undersigned at (212) 558-4016 or Robert W. Reeder III at (212) 558-3755. We very much appreciate the Staff's consideration of this request.

Very truly yours,

Donald R. Crawshaw